Exhibit 99.1

CUIT 30-70496280-7

November 11, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to you in connection with our obligations under the applicable rules and regulations set forth by the Comisión Nacional de Valores (Argentine National Securities Commission) and in order to inform you that the Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on November 10, 2020 at 11:25 a.m. The Meeting was presided over by Mr. Eduardo J. Escasany. The Meeting was held via the use of Microsoft Teams videoconferencing systems and was attended by 35 shareholders (the “Shareholders”), of which four were present in person and 31 were represented via proxy. The Shareholders collectively held (i) 281,221,650 class “A” ordinary shares, each such share entitled to five votes, representing a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and (ii) 847,399,186 class “B” ordinary shares, each such share entitled to one vote, representing a capital stock value of 847,399,186 pesos. The class “A” and class “B” ordinary shares represented at the Meeting constituted a quorum of 79.10%.

The Meeting was held pursuant to the applicable rules and regulations established by the Argentine Securities Exchange Commission’s general resolution 830/2020 and the Meeting was attended by Mrs. Lucía Belén Soutullo and Mrs. Camila M. Guerini of the Argentine Securities Exchange Commission and Mr. Alejandro Romano of the Buenos Aires Stock Exchange.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, a summary of the resolutions adopted with respect to each item of the agenda for the Meeting is provided below.

FIRST ITEM OF THE AGENDA: “Consideration of holding the Meeting via use of certain videoconferencing system technology and the appointment of two shareholders to sign the minutes of the Meeting”:

The Shareholders approved the holding of the Meeting remotely, via use of certain Microsoft Teams videoconferencing system technology, and each of Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, as well as the shareholder representative of Anses, Paola Rolotti, on a voluntary basis, were authorized to sign the minutes of the Meeting.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

www.gfgsa.com

CUIT 30-70496280-7

SECOND ITEM OF THE AGENDA: “Consideration of the Spin Off-Merger transaction between Grupo Financiero Galicia S.A., Dusner S.A. and Fedler S.A. (the “Transaction”) in accordance with the Art. 82 and the Argentine General Companies Law. Approval of the Preliminary Spin Off-Merger Agreement, executed on September 14, 2020( the “Transaction Agreement”).”

The Shareholders approved (i) the Transaction and (ii) the Transaction Agreement.

THIRD ITEM OF THE AGENDA: “Examination of the Special Financial Statements of Grupo Financiero Galicia S.A., the Consolidated Spin Off-Merger Financial Statement, as of June 30th, 2020, and the associated reports issued by the Supervisory Syndics’ Committee and external auditors, prepared in accordance with the provisions set forth by Art. 83, section 1st of the Argentine General Companies Law and the regulations set forth by the Comisión Nacional de Valores currently in effect.”

The applicable documentation noted immediately above was submitted for consideration by the Shareholders at the Meeting and each such document was approved of by the Shareholders.

FOURTH ITEM OF THE AGENDA: “Consideration of the applicable securities exchange ratio to be used, as contemplated by the Transaction Agreement, and the corresponding future capital increase in the amount of Ps. 47,927,494, to be effected through the issuance of the same number of class “B” shares of the Company, with a face value of Ps. 1 each and one vote per share (“New Shares”). Authorization of the Board of Directors and/or its designees to implement and execute all necessary instruments related thereto. Approval of the issuance of provisional certificates representing such New Shares for delivery to the shareholders of the incorporated companies.”

The Shareholders approved (i) the applicable securities exchange ratio to be used, as contemplated by the Transaction Agreement in connection with the Transaction and the corresponding capital increase in the amount of Ps. 47,927,494, to be effected through the issuance of the New Shares by the Company to the shareholders of Dusner S.A. and Fedler S.A., such New Shares entitling the relevant holders thereof to participate in the profits of the Company for the fiscal year beginning on January 1, 2020 (which, for the avoidance of doubt, will be fully allocated to the shareholders of Dusner S.A. and Fedler S.A. in proportion to their holdings of such New Shares); (ii) the exclusion of the issuance of the New Shares from any applicable preferential subscription rights to the New Shares; (iii) the authorization the Board of Directors of the Company and/or its applicable designees to implement and execute all necessary instruments and/or documentation related the Transaction; and (iv) the issuance of provisional certificates representing such New Shares for delivery to the contemplated relevant holders thereof.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

www.gfgsa.com

CUIT 30-70496280-7

FIFTH ITEM OF THE AGENDA: “Consideration of any necessary filings to be made in relation to contemplated capital increase and corresponding public offering and listing of any securities in connection with the Transaction. Authorization the Board of Directors of the Company and/or its applicable designees to execute any documents and take any actions necessary for the issuance of the New Shares and the applicable certificates in respect thereof.”

The Shareholders approved (i) the filing of any public offering documentation and the listing of any securities, as necessary, to effectuate the capital increase contemplated by the Transaction and (ii) the authorization of the Board of Directors of the Company and/or its applicable designees to execute any documents and take any necessary actions in respect of the issuance of the New Shares and the applicable certificates in respect thereof.

SIXTH ITEM OF THE AGENDA: “Authorization of the Board of Directors of the Company to consummate the Transaction as contemplated by the Transaction Agreement and to execute any necessary instruments and/or documentation related thereto and to take any necessary actions related thereto and in accordance with applicable law.”

The Shareholders approved the authorization of the Board of Directors of the Company, including the proxies of Mr. Bruno Folino and Mr. José Luis Ronsini, as applicable, to consummate the Transactions as contemplated by the Transaction Agreement, to execute any necessary instruments and/or documentation related thereto and to take any necessary actions related thereto and in accordance with applicable law.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

www.gfgsa.com

CUIT 30-70496280-7

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

www.gfgsa.com